UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Because Learning, Inc.

Legal status of issuer

>*Form*
>Corporation

>*Jurisdiction of Incorporation/Organization*
>Utah

>*Date of organization*
>August 5, 2014

Physical address of issuer
1318 East Bent Pine CV, Draper, Utah 84020

Website of issuer
https://www.becauselearning.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
September 28, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$171,281.30	$232,501.08
Cash & Cash Equivalents	$1,087.29	$14,834.00
Accounts Receivable	$129,868.01	$202,125.00
Short-term Debt	$502,444.68	$282,822.57
Long-term Debt	$488,607.49	$2,007,371.32
Revenues/Sales	$272,601.50	$258,644.30
Cost of Goods Sold	$109,877.94	$182,042.78
Taxes Paid	$912.31	$3,635.48
Net Income	-$649,839.76	-$936,680.92

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 15, 2018

FORM C

Because Learning, Inc.



Up to $107,000.00 of Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Because Learning, Inc., a Utah Corporation (the "Company", as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of the funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$25,000.00	$1,750.00	$23,250.00
Aggregate Maximum Offering Amount	$107,000.00	$7,490.00	$99,510.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   First Democracy VC will receive two percent (2.0%) of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.becauselearning.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 15th, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: https://www.becauselearning.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Because Learning, Inc. (the "Company" or "Because Learning") is a Utah Corporation, formed on August 5, 2014. The Company is currently also conducting business under the name of Ardusat.

The Company is located at 1318 East Bent Pine CV, Draper, Utah 84020.

The Company's website is https://www.becauselearning.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Because Learning provides a hands-on science, technology, engineering, and mathematics, ("*STEM*") learning program for classrooms and homes. We make it easy for any teacher or parents to engage their students in relevant STEM skills. You can purchase our Sensor Kits and licenses to our 150+ standards-aligned lesson plans, and online coding environment.

The Offering

Minimum amount of Crowd Notes being offered	25,000
Total Crowd Notes outstanding after Offering (if minimum amount reached)*	25,000
Maximum amount of Crowd Notes	107,000
Total Crowd Notes outstanding after Offering (if maximum amount reached)	107,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	September 28, 2018
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	See the description of the voting rights on page 38 hereof.

*The quantity of Crowd Notes represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd Notes issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our Sensor Kits and Lesson Platform is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved Sensor Kits and Lesson Platform and thus may be better equipped than us to develop and commercialize Sensor Kits and Lesson Platform. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our Sensor Kits and Lesson Platform will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide Sensors, microcontrollers, and basic parts or our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide Sensors, microcontrollers, and basic parts which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular Sensors, microcontrollers, and basic parts

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors in Asia because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of electronics components, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which

would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information

misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property and personally identifiable information of our customers, in our data centers and on our networks. The secure processing, maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations , and we devote significant resources to protecting our information by using SSL for all connections, hash passwords, and only allowing key individuals at the company to have access to the customer information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be

particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements for 2017.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of components, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain components in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal

to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of components, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of sensors and other electronic parts. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of sensors and other electronic parts and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness

or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable for example with school budget cuts. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:
* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology and education market. Demand for these professionals tends to be

tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology, education and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with

the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit,

whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or

procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of the Company's Chief Investment Officer, Kevin Cocco.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to this insider as unpaid compensation for prior service to the Company.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of the Company's Chief Executive Officer, Sunny Washington.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to this insider as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER

LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Because Learning provides a hand-on STEM learning program for classrooms and homes. We make it easy for any teacher or parent to engage their students in relevant STEM skills. You can purchase our Sensor Kits and licenses to our 150+ standards-aligned lesson plans, and online coding environment.

Business Plan

The Company is committed to bringing the best user experience to its customers through its innovative hardware, software, and services. The Company's business strategy leverages its unique ability to design and develop its own lesson plans, teacher resources, and hands-on Sensor Kits that can be integrated into our online coding environment to provide its customers products and solutions with an engaging learning experience, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery online curriculum and applications. We allow customers to discover and download applications and books through a variety of devices, including Mac and Windows machine. We allow customers to easily discover, download and install applications. The Company also supports a community for the development of third-party software and hardware products and digital content that complement the Company's offerings.

History of the Business

Before the Company was incorporated, the Company was developed in partnership with Nanosatisfi, Inc. (d/b/a Spire Global, Inc.) During this time, the Company was Nanosatisfi, Inc.'s exclusive education partner to run experiments on their satellite network. On August 5, 2014, the Company incorporated as Ardusat, Inc. The Company changed its name to "Because Learning, Inc." on September 6, 2017 in order to rebrand the Company's products and services.

The Company's Products and Services

Product / Service	Description	Current Market
Classroom Launch Pack	A set of 15 Sensor kits to be used in a classroom of 30 students plus a school site license to our curriculum, teacher guides, and online coding environment.	Schools, Districts, Teachers
Individual license	A monthly or quarterly license that includes 1 Sensor Kit and an individual user license to our curriculum and online coding environment.	Parents
DemoSat	A 3D printed model of a 1U Cubesat. Includes our Sensor	Schools, Parents, Teachers.

	Board with 8 different sensor readings. Comes with a single user license that connects to our platform for code editing.	

We are constantly looking for ways to improve our products to make the user experience better, provide better results, and reduce our costs.

In the US we sell direct to schools and districts. Individual users purchase on our website. We also have a store on Shopify for direct sales. Outside the US we also have distribution partners in China and the Middle East.

Competition
The Company's competitors include Accelerate Learning, LEGO, littleBits, Raspberry Pi Foundation, SparkFun, DreamUp and Project Lead the Way.

Because of the demand of STEM skills, there are several companies competing in this space. The competition generally fall into two categories - STEM toys and STEM products designed for the classroom. Typically, STEM toys are a consumer first product and sometimes also sell into the classroom. Most of these products are designed for younger students (K-6 grades).. We believe our products are more hands-on than those of competitors that also sell into the classroom. Because Learning takes the approach of taking real electronic tools and sensors used in every day products and provides 45-minute lessons where the students are introduced to STEM in a very interdisciplinary approach where they will be coding and building electronics, all under the context of a science or math experiment.

Our customers are primarily public schools and districts in the U.S.

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87628219	Apparatus and instruments for scientific research, namely, electric sensors, microcontrollers, and electrical components in the nature of photoresistors, resistors, light-emitting diodes (LEDs), electrical wires, electrical switches, and circuit boards, by students in educational environments.	Because Learning	9/29/17	N/A	U.S.
86539325	Apparatus and instruments for scientific research by students in educational environment.	DemoSat	2/19/15	11/22/ 2016	U.S.

| 86539347 | Apparatus and instruments for scientific research by students in educational environment; Computer programs and software for scientific research by students in educational environment. | Experiment Platform | 2/19/15 | 4/11/2017 | U.S. |

Governmental/Regulatory Approval and Compliance
The Company is subject to laws and regulations affecting its domestic and international operations in the areas of student education. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Other
The Company's principal address is 1318 East Bent Pine CV Draper, UT 84020

The Company has the following additional addresses: 341 South Main Street, Suite 111, Salt Lake City, UT 84111.

The Company conducts business in United States, China, United Arab Emirates, Chile, and Taiwan.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign Expenses	10.00%	$2,500	2.34%	$2,500
Intermediary Fees	7.00%	$1,750	7.00%	$7,490
General Marketing	4.00%	$1,000	4.67%	$5,000
Research and Development	5.00%	$1,250	4.67%	$5,000
Manufacturing	18.00%	$4,500	10.75%	$11,500

Equipment Purchases	0.00%	$0	1.87%	$2,000
Repayment of Debt	0.00%	$0	23.36%	$25,000
Hire country manager for China	56.00%	$14,000	45.34%	$48,510
Total	**100.00%**	**$25,000.00**	**100.00%**	**$107,000.00**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Peter Platzer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director; September 2014 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Peter has served as a Director of Because Learning since its inception in 2014. Additionally, he currently serves as the Chief Executive Officer of Spire Global, Inc. since April 2012.

Education
Peter graduated from Technical University of Vienna in 1996 with a Master of Science in Physics. Peter continued his education at the Harvard Business School in 2003 and achieved a Master of Business Administration degree.

Name
Sunny Washington

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer President, Secretary: April 2014 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sunny has been the Chief Executive Officer of Because Learning, Inc. since its inception in 2014. Under this role, Sunny has been responsible for the Company's venture financing activities, recruitment of personnel, responsible for the Company's business strategy, sales, and product oversight.

Education

Sunny graduated from Brigham Young University in 2000 with a Bachelor of Science in Sociology.

Error! Bookmark not defined.**Officers**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sunny Washington

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Executive Officer President, Secretary: April 2014 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sunny has been the Chief Executive Officer of Because Learning, Inc. since its inception in 2014. As the Chief Executive Officer, Sunny has been responsible for the Company's venture financing activities, recruitment of personnel, responsible for the Company's business strategy, sales, and product oversight.

Education

Sunny graduated from Brigham Young University in 2000 with a Bachelor Degree of Science in Sociology.

Name

Kevin Cocco

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Information Officer – 2014 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Kevin has been the Chief Information Officer of Because Learning, Inc. since 2014. As the Chief Information Officer, Kevin has been responsible for managing the company's engineers, creating a product roadmap, and assists conducting sales demonstrations and professional development workshops

Education

Kevin graduated from Western Illinois University in 1993 with a Bachelor of Science in Computer Science.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees. All employees are based in Utah.

CAPITALIZATION AND OWNERSHIP

The Company has issued the following outstanding Securities:

Common Stock:
The Company is currently authorized to issue three million five hundred thousand (3,500,000) shares of common stock, par value of $0.0001 (the "*Common Stock*"), pursuant to the Amendment to the Certificate of Incorporation, filed on April 08, 2015 (the *"Amendment COI"*).

On July 31, 2014, the Company authorized and issued an aggregate of one million (1,000,000) shares of Common Stock at par value, for the aggregate proceeds of $1,000.00 to Sunny Washington and Nanosatisfi, Inc. (d/b/a "*Spire Global, Inc.*")

On December 4, 2014, [in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act of 1933, as amended (the "*Securities Act*")], the Company entered into two Common Stock Purchase Agreements for the aggregate sale of 83,612 shares of Common Stock at a price of $0.2392 per share for the aggregate proceeds of $20,000.00.

Additionally, the Company has granted a series of stock options under its Amended and Restated 2014 Equity Incentive Plan See 'Employee Stock Option Plan' below for more information. Between June 2016 and March 2018, three of the option holders exercised their options to purchase an aggregate of 22,712 shares of Common Stock (the "*Stock Option Purchasers*"). The Company received an aggregate sum of $9,540.63 from the Stock Option Purchasers.

As of the date of this Form C, there are a total of 1,106,324 shares of the Company's Common Stock issued and outstanding.

Series Seed Preferred:
The Company is currently authorized to issue one million two hundred thousand (1,200,000) shares of preferred stock, par value of $0.0001 (designated the *"Series Seed Preferred Stock"*), pursuant to the Amendment to the Certificate of Incorporation, filed on April 08, 2015 (the *"Amended COI"*).

On January 1, 2017, pursuant to the Series Seed Preferred Stock Purchase Agreement, the Company issued an aggregate of 1,010,033 shares of its Series Seed Preferred Stock to the First Convertible Note Round investors. See 'Convertible Notes' below for a description of the First

Convertible Note Round. At such time, in exchange of the issuance of the Company's Series Seed Preferred Stock, the Company's indebtedness to the First Convertible Note Round investors and said investors' rights, title, and interest under the convertible promissory notes was canceled, released, extinguished in consideration for issuance of the Series Seed Preferred Stock.

Convertible Notes

Between January 9, 2015 and December 13, 2016, the Company commenced a private placement offering of the Company's convertible promissory notes (the "***First Convertible Note Round***") in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Company issued the Company's convertible promissory notes to twenty (20) investors, for the aggregate proceeds of $1,555,000.00. The proceeds from the First Convertible Note Round were used to hire engineers, sales persons, and expand operations.

Between August 9, 2017 and March 26, 2018, the Company issued a series of convertible promissory notes (the "***Second Convertible Note Round***") in reliance on the Regulation D, Rule 506(b) exemption under the Securities Act. During this period, the Company issued $255,000.00 of convertible promissory notes bearing interest at six percent (6%) per annum with a maturity date of February 1, 2019 (the "***Maturity Date***"). The proceeds from the Second Convertible Note Round were used to hire engineers, sales persons, and expand operations.

Pursuant to the terms of the Second Convertible Note Round, the securities will convert in the following scenarios:

a) *Automatic Conversion in a Qualified Financing.* If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of the securities and all accrued and unpaid interest on the securities shall automatically convert into fully paid and nonassessable shares of the Preferred Stock issued in such Qualified Financing at the Conversion Price. A "Qualified Financing" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock for aggregate gross proceeds of at least $750,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such Preferred Stock, or otherwise cancelled in consideration for the issuance of such Preferred Stock) with the principal purpose of raising capital.

b) *Voluntary Conversion if a Qualified Financing Does Not Occur.* If no Qualified Financing occurs on or prior to the Maturity Date, or the Company has not otherwise repaid this Note on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall be convertible at the option of investors holding more than 50% of the aggregate outstanding principal amount of the convertible promissory notes into fully paid and nonassessable shares of Seed Preferred Stock at a price per share equal to the Seed Preferred Price.

c) *Conversion upon a Change of Control or Initial Public Offering.* If a Change of Control occurs or an Initial Public Offering occurs prior to a Qualified Financing, then the holder has the right, at holder's option, to convert the outstanding principal amount of the securities and all accrued and unpaid interest on the securities immediately prior to such Change of Control or Initial Public Offering into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the lesser of: (A) the Seed Preferred Price; and (B) the fair market value of the Common Stock at the time of the Change of Control or Initial Public Offering.

As of the date of this Form C no action has been taken to extend or convert the Second Convertible Note Round and such securities remain outstanding.

Employee Stock Option Plan

On January 25, 2017, the Company adopted and approved its Amended and Restated 2014 Equity Incentive Plan (the "***Plan***") to incentivize the Company's employees, directors, and consultants. The aggregate number of shares of the Company's Common Stock that may be issued pursuant to the Plan shall not exceed 715,750 shares.

Options Issued under the Plan:

Between December 2014 and November 2017, the Company issued an aggregate of 709,500 options pursuant to the Plan. 482,788 of said options have been cancelled, and 204,000 options remain outstanding.

From January 2014 through May 2015, the Company issued 399,500 options with an exercise price of $0.2392 to a series of eight incentive stock options (ISOs) and one nonqualified stock option (NSO) to nine employees and advisors pursuant to the Plan. Of the 399,500 options issued, 252,788 options were cancelled, 134,000 options remain outstanding, and 12,712 options have been exercised.

From June 2015 through May 2016, the Company issued 207,000 incentive stock options (ISOs) with an exercise price of $0.2900 to nine employees and advisors pursuant to the Plan. Of the 207,000 options issued, 182,000 options have been cancelled, 25,000 options are outstanding, and zero of said options have been exercised. Of the nine option holders, two of the holders' vesting schedules have fully vested.

From May 2017 through November 2017, the Company issued 103,000 options with an exercise price of $0.6500 to a series of six incentive stock options (ISOs) to employees and advisors pursuant to the Plan. Of the 103,000 options issued, 48,000 options have been cancelled, 45,000 options are outstanding, and 10,000 options have been exercised. Of the six option holders, one holder's schedule has fully vested.

Options Exercised under the Plan:

Between June 2016 and March 2018, three of the option holders exercised their options to purchase an aggregate of 22,712 shares of Common Stock (the "***Stock Option Purchasers***"). The Company received the aggregate proceeds of $9,540.63 from the Stock Option Purchasers at the time of exercise.

The Company has the following debt outstanding:

On September 5, 2017, the Company entered into a loan with B-Rad Industries, LLC for the principal amount of $25,000. The loan includes an annual interest rate of 13% and shall be paid upon the Company achieving a qualified financing of $200,000. The Company may exercise the option to pay the loan amount and interest, or portion thereof, prior to a qualified financing event.

On April 24, 2017, the Company entered into a loan with Kabbage, Inc. for the principal amount of $50,000.00. The loan includes an interest rate of 30.79% APR and has a monthly payment schedule of $5,000 per month that is modified by the Company's ability to said payments. The loan matures on or before April 13, 2019. As of the date of this Form C, the Company is past due in payments for an aggregate total of $24,475. Kabbage, Inc. has agreed to accept monthly payments of $5,000 until the past due amount is paid in full.

Additionally, on May 23, 2017, the Company entered into a second loan with Kabbage, Inc. for the principal amount of $23,000. The loan includes an interest rate of 30.79% APR and maturity date of May 23, 2018. The total repayment amount under this loan was originally $26,795. As of the date of this Form C, the Company is past due in payments for an aggregate total of $24,475.

On July 31, 2014, the Company entered into a loan with Nanosatisfi, Inc. Pursuant to the terms of the loan, Nanosatisfi, Inc. shall lend the Company up to $150,000 (the "***Advance Limit***"), together with interest on the outstanding balance at the rate of 1.5% per annum. Nanosatisfi, Inc. agrees to make one or more advances to the Company up to an aggregate amount equal to the Advance Limit minus the principal balance outstanding. The outstanding principal balance, together with the interest, shall be paid in a single lump sum on July 31, 2019. Pursuant to the terms of the loan, in the event the Company fails to make timely payments, comply with the Loan terms, or files for bankruptcy, Nanosatisfi, Inc. shall have the option to declare all sums outstanding to be immediately due, and all outstanding amount shall bear interest at 7% annum.

Valuation

No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The company is broadly held among 23 investors, employees, and former employees.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Spire Global, Inc.	25.38%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

2016 Tax Return Information (2017 Tax Return not yet filed)

Total Income	Taxable Income	Total Tax
$83,362.00	-$890,867.00	$0.00

Because Learning generates revenue through selling hardware products (Sensor Kit, DemoSat, ROAV kits) and licenses to our software platform that give users access to our lesson content, online coding environment and support. The software license can be purchased as a site license or individual subscription.

The Company became profitable in July 2018, and intends to focus on increasing sales and profitability in the next 12 months.

The Company incurred total operating expenses of $900,230.43 and $1,013,286.64 for the years ended December 31, 2017 and 2016, respectively. In 2016, the Company generated $76,601.52 in gross profit, resulting in a net income of $-936,680.92. In 2017, the Company generated $162,732.56 in gross profit, resulting in a net income of $-649,839.76.

Total Professional Fees
The Company expenses the cost of its professional fees as incurred and aggregated $55,021.10 and $41,897.88 for the years ended December 31, 2017 and 2016, respectively.

Advertising
The Company expenses the cost of advertising as incurred and aggregated $25,106.64 and $26,343.61 for the years ended December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations for expanding our operations into other countries as well as our domestic growth. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have 3 months of runway based on our receivables and want to extend our liquidity so we have time to grow our business.

The Company's monthly burn rate ranges from $22,000 to $25,000 per month.

The Company has the following sources of capital in addition to the proceeds from the Offering: We are structuring a round of capital commitments from existing investors.

Capital Expenditures and Other Obligations
The Company intends to make the following material capital expenditures in the future: None.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Company is offering up to 107,000 Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum

Amount by September 28, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0% percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

The material terms of the Security are as follows:

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$2,000,000.00

Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the Membership Interests sold in the Qualified Equity Financing; <u>provided, however,</u> that if the Investor <u>is not</u> a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Note into Conversion Shares pursuant to the terms of the

Crowd Note.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to the terms of the Crowd Note.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stocks in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

a. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

b. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the Purchase Price. No interest shall accrue on the Purchase Price under the Crowd Notes.

"**Corporate Transaction**" shall mean:
i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if,

after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination

This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities have the following voting rights:

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them. Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

The Company does not have the right to repurchase the Crowd Note. The Company does not have the right to repurchase the Crowd Note.

The Investor agrees to take any and all actions determined in good faith by the Company's Board of Directors to be advisable to reorganize this instrument and any Conversion Shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

Rights of Other Classes of Securities

Common Stock
General
The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and preferences of the holders of Preferred Stock.

Voting
The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the Utah General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote and the holders of Common Stock shall not be entitled to vote on such matters as a separate class, irrespective of the provisions of Section 242(b)(2) of the Utah General Corporation Law.

Series Seed Preferred Stock

Liquidation Preference
Holders of shares of Series Seed Preferred Stock are entitled to one times the original issue price of $2.3619 plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.

Conversion
Each share of Series Seed Preferred Stock is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Voting Rights

Holders of Series Seed Preferred Stock vote together with the Common Stock on all matters on an as-converted basis. Approval of a majority of the Preferred Stock is required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; (vi) change the number of directors; or (vii) liquidate or dissolve, including any change of control.

Election of Directors

There are two directors elected by holders of a majority of Common Stock, one elected by holders of a majority of Series Seed and one elected by holders of a majority of Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sunny Washington
(Signature)

Sunny Washington
(Name)

Director, Chief Executive Officer, President, Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sunny Washington
(Signature)

Sunny Washington
(Name)

Director, Chief Executive Officer, President, Secretary
(Title)

August 15, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Peter Platzer
(Signature)

Peter Platzer
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Peter Platzer
(Signature)

Peter Platzer
(Name)

Director
(Title)

August 15, 2018
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Company Pitch Deck
Exhibit F   Video Transcript

Exhibit A
Financial Statements

Ardusat, Inc.
Balance Sheet
As of December 31, 2017

		Dec 31, 17
ASSETS		
Current Assets		
Checking/Savings		
Analysis Checking (XXXXXX 1607)		-8,016.97
MMA - Credit Card Allowance		
MMA - Ben 1800	1,000.00	
MMA - Kevin - CC 6276	1,000.00	
MMA - Maureen 5720	1,000.00	
MMA - Sunny Card - 0270	1,000.00	
MMA -Corporate Credit Card 6268	5,000.00	
Total MMA - Credit Card Allowance		9,000.00
Stripe		104.26
Total Checking/Savings		1,087.29
Accounts Receivable		
Accounts Receivable (A/R)		129,868.01
Total Accounts Receivable		129,868.01
Other Current Assets		
Security Deposits		11,845.14
Total Other Current Assets		11,845.14
Total Current Assets		142,800.44
Fixed Assets		
Accumulated Depreciation		-4,388.71
Amortization of Leasehold Imprv		-953.42
Amortization of Research & Dvlp		-1,030.24
Fixed Assets		
Fixed Assets - Computers	5,035.19	
Furniture & Fixtures	2,191.20	
Leasehold Improvements	2,200.00	
Research & Development	25,426.84	
Total Fixed Assets		34,853.23
Total Fixed Assets		28,480.86
TOTAL ASSETS		**171,281.30**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		25,538.23
Total Accounts Payable		25,538.23
Other Current Liabilities		
Amazon Sales Revenue		312.19
Kabbage Business Loan		75,369.08
Monthly Licensing Liability		
Program Donations	41,180.00	
Monthly Licensing Liability - Other	3,876.94	
Total Monthly Licensing Liability		45,056.94

Ardusat, Inc.
Balance Sheet
As of December 31, 2017

	Dec 31, 17
Payroll Liabilities	
CA State Wihholding	426.85
CA SUTA	66.84
Federal Unemployment (940)	104.20
Federal, Soc Sec and Medicare	230,339.25
UT Unemployment Tax	1,428.87
UT Withhldilng Tax	5,729.23
Total Payroll Liabilities	238,095.24
Sales Commission Payable	2,694.80
Service Agreements Payable	65,178.20
UC Berkeley Phase II	50,200.00
Total Other Current Liabilities	476,906.45
Total Current Liabilities	502,444.68
Long Term Liabilities	
Accrued Interest Payable	17,287.49
Note Payable - Others	240,000.00
Notes Payable- Spire Global Inc	165,000.00
UC Berkeley Phase III	66,320.00
Total Long Term Liabilities	488,607.49
Total Liabilities	991,052.17
Equity	
Common Stock	23,040.62
Preferred Stock	1,994,939.13
Retained Earnings	-2,187,910.86
Net Income	-649,839.76
Total Equity	-819,770.87
TOTAL LIABILITIES & EQUITY	171,281.30

Ardusat, Inc.
Balance Sheet
As of December 31, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
Analysis Checking (XXXXXX 1607)	7,737.00
MMA - Credit Card Allowance	
MMA - Kevin - CC 6276	1,000.00
MMA - Sunny Card - 0270	1,000.00
MMA -Corporate Credit Card 6268	5,000.00
Total MMA - Credit Card Allowance	7,000.00
PayPal Account	97.60
Total Checking/Savings	14,834.60
Accounts Receivable	
Accounts Receivable (A/R)	202,125.00
Total Accounts Receivable	202,125.00
Other Current Assets	
Security Deposits	11,845.14
Total Other Current Assets	11,845.14
Total Current Assets	228,804.74
Fixed Assets	
Accumulated Depreciation	-3,256.67
Amortization of Leasehold Imprv	-513.38
Fixed Assets	
Fixed Assets - Computers	3,075.19
Furniture & Fixtures	2,191.20
Leasehold Improvements	2,200.00
Total Fixed Assets	7,466.39
Total Fixed Assets	3,696.34
TOTAL ASSETS	**232,501.08**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	32,198.68
Total Accounts Payable	32,198.68
Other Current Liabilities	
Payroll Liabilities	
Federal Unemployment (940)	47.92
Federal, Soc Sec and Medicare	81,385.36
UT Unemployment Tax	1,394.20
UT Withhldilng Tax	5,395.97
Total Payroll Liabilities	88,223.45
Sales Commission Payable	6,767.65
Service Agreements Payable	65,666.11
UC Berkeley Phase I	26,666.68
UC Berkeley Phase II	63,300.00
Total Other Current Liabilities	250,623.89
Total Current Liabilities	282,822.57

Ardusat, Inc.
Balance Sheet
As of December 31, 2016

	Dec 31, 16
Long Term Liabilities	
Accrued Interest Payable	141,462.50
Advance from Spire Global	76,766.25
Note Payable - Others	1,175,000.00
Notes Payable- Spire Global Inc	265,000.00
UC Berkeley Phase III	66,320.00
Total Long Term Liabilities	1,724,548.75
Total Liabilities	2,007,371.32
Equity	
Common Stock	23,040.62
Common Stock - Pending	390,000.00
Retained Earnings	-1,251,229.94
Net Income	-936,680.92
Total Equity	-1,774,870.24
TOTAL LIABILITIES & EQUITY	**232,501.08**

Ardusat, Inc.
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Discounts	-9,256.90
Gross Receipts	
Billable Shipping Fees	1,605.00
Monthly Licensing Income	2,722.01
On-Line Sales	10,967.80
Sales	100,363.00
Sales of Hardware Only/Add-Ons	8,945.00
Service/Fee Income	117,488.91
UC Berkeley Services	39,766.68
Total Gross Receipts	281,858.40
Total Income	272,601.50
Cost of Goods Sold	
Commission Expense	25,877.86
Supplies & Materials - COGS	84,000.08
Total COGS	109,877.94
Gross Profit	162,723.56
Expense	
***Payroll Expenses**	
Parking Allowance	3,409.00
Payroll Tax Expense	44,380.26
Wages - Administrative	62,152.25
Wages - Engineering Dept	350,716.59
Wages - Sales	116,783.71
*Payroll Expenses - Other	0.00
Total *Payroll Expenses	577,441.81
Advertising	
Promotional	6,385.24
Trade Show & Events	14,912.86
Web Development	3,808.54
Total Advertising	25,106.64
Amortization Expense	1,470.28
Bank Charges	2,274.69
Cell Phone Expense	4,800.00
Computer Equipment Expense	8,768.39
Depreciation Expense	1,132.04
Dues & Subscriptions	17,093.39
Health & Dental Insurance	32,133.47
Insurance	5,335.04
Insurance - Liability	-200.22
Interest Expense	33,172.63
Office Expenses	5,605.93
Professional Fees	
Accounting Services	15,769.30
Investment Related	21,516.62
Legal Services	17,735.18
Total Professional Fees	55,021.10
QuickBooks Payments Fees	669.01
Rent or Lease	43,807.10
Shipping and delivery expense	8,603.81
Stationery & Printing	116.64

Ardusat, Inc.
Profit & Loss
January through December 2017

	Jan - Dec 17
Subcontractors	
Subcontractor - Content	2,200.00
Subcontractors - Marketing	20,644.41
Subcontractors - Office Support	5,945.60
Subcontractors - Product Develo	10,318.30
Total Subcontractors	39,108.31
Taxes & Licenses	912.31
Team Meetings	2,256.20
Telephone/IT Services	2,468.34
Travel Expenses	
Air Travel	13,548.47
Auto Rental	4,302.18
Hotel Expenses	10,569.39
Meals and Entertainment	3,712.31
Parking Expenses	1,001.17
Total Travel Expenses	33,133.52
Total Expense	900,230.43
Net Ordinary Income	-737,506.87
Other Income/Expense	
Other Income	
Interest Earned	5,591.87
Other Ordinary Income	3,500.00
Other Portfolio Income	3,500.00
Total Other Income	12,591.87
Other Expense	
Penalties & Settlements	1,691.01
Reconciliation Discrepancies	-76,766.25
Total Other Expense	-75,075.24
Net Other Income	87,667.11
Net Income	**-649,839.76**

Ardusat, Inc.
Profit & Loss
January through December 2016

	Jan - Dec 16
Ordinary Income/Expense	
Income	
Discounts	-25,789.80
Gross Receipts	
Billable Shipping Fees	1,658.85
On-Line Sales	24,282.00
Programming Services	14,000.00
Sales	164,090.00
Sales of Hardware Only/Add-Ons	6,205.00
Service/Fee Income	60,882.93
UC Berkeley Services	13,333.32
Total Gross Receipts	284,452.10
Refunds-Allowances	-18.00
Total Income	258,644.30
Cost of Goods Sold	
Commission Expense	34,917.74
Supplies & Materials - COGS	147,125.04
Total COGS	182,042.78
Gross Profit	76,601.52
Expense	
***Payroll Expenses**	
Parking Allowance	5,005.00
Payroll Tax Expense	51,419.50
Wages - Administrative	85,857.78
Wages - Engineering Dept	391,772.33
Wages - Sales	131,509.53
*Payroll Expenses - Other	0.00
Total *Payroll Expenses	665,564.14
Advertising	
Promotional	2,809.89
Seminars	2,925.00
Sponsorship	116.55
Trade Show & Events	17,661.87
Web Development	2,830.30
Total Advertising	26,343.61
Amortization Expense	440.04
Bad Debts	1,820.39
Bank Charges	1,835.11
Cell Phone Expense	5,580.00
Computer Equipment Expense	5,740.79
Depreciation Expense	1,614.28
Dues & Subscriptions	12,259.33
Health & Dental Insurance	39,540.11
Insurance	1,322.94
Interest Expense	82,062.24
Office Expenses	2,389.45
Other General and Admin Expense	-5,000.00
Payroll Expenses	
Taxes	2,298.28
Total Payroll Expenses	2,298.28
Professional Fees	
Accounting Services	16,752.50
Legal Services	25,145.38
Total Professional Fees	41,897.88

Ardusat, Inc.
Profit & Loss
January through December 2016

	Jan - Dec 16
QuickBooks Payments Fees	688.64
Reimburse Computer Expense	2,400.00
Rent or Lease	45,735.07
Shipping and delivery expense	11,558.94
Subcontractors	
Subcontractors - Marketing	2,754.08
Subcontractors - Product Develo	3,205.00
Subcontractors - Other	111.68
Total Subcontractors	6,070.76
Taxes & Licenses	1,337.20
Team Meetings	2,150.59
Telephone/IT Services	3,552.26
Travel Expenses	
Air Travel	27,153.73
Auto Rental	4,909.17
Hotel Expenses	17,170.72
Meals and Entertainment	4,230.77
Parking Expenses	620.20
Total Travel Expenses	54,084.59
Total Expense	1,013,286.64
Net Ordinary Income	-936,685.12
Other Income/Expense	
Other Income	
Interest Earned	4.20
Total Other Income	4.20
Other Expense	
Penalties & Settlements	0.00
Total Other Expense	0.00
Net Other Income	4.20
Net Income	**-936,680.92**

Ardusat, Inc.
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-649,839.76
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (A/R)	72,256.99
Accounts Payable (A/P)	-6,660.45
Amazon Sales Revenue	312.19
Kabbage Business Loan	75,369.08
Monthly Licensing Liability	3,876.94
Monthly Licensing Liability:Program Donations	41,180.00
Payroll Liabilities:CA State Wihholding	426.85
Payroll Liabilities:CA SUTA	66.84
Payroll Liabilities:Federal Unemployment (940)	56.28
Payroll Liabilities:Federal, Soc Sec and Medicare	148,953.89
Payroll Liabilities:UT Unemployment Tax	34.67
Payroll Liabilities:UT Withhldilng Tax	333.26
Sales Commission Payable	-4,072.85
Service Agreements Payable	-487.91
UC Berkeley Phase I	-26,666.68
UC Berkeley Phase II	-13,100.00
Net cash provided by Operating Activities	-357,960.66
INVESTING ACTIVITIES	
Accumulated Depreciation	1,132.04
Amortization of Leasehold Imprv	440.04
Amortization of Research & Dvlp	1,030.24
Fixed Assets:Fixed Assets - Computers	-1,960.00
Fixed Assets:Research & Development	-25,426.84
Net cash provided by Investing Activities	-24,784.52
FINANCING ACTIVITIES	
Accrued Interest Payable	-124,175.01
Advance from Spire Global	-76,766.25
Note Payable - Others	-935,000.00
Notes Payable- Spire Global Inc	-100,000.00
Common Stock - Pending	-390,000.00
Preferred Stock	1,994,939.13
Net cash provided by Financing Activities	368,997.87
Net cash increase for period	-13,747.31
Cash at beginning of period	14,834.60
Cash at end of period	**1,087.29**

Ardusat, Inc.
Statement of Cash Flows
January through December 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	-936,680.92
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (A/R)	-178,990.00
Accounts Receivable - Employees	350.00
Security Deposits	400.00
Accounts Payable (A/P)	17,400.46
Payroll Liabilities:Federal Unemployment (940)	-405.21
Payroll Liabilities:Federal, Soc Sec and Medicare	75,415.17
Payroll Liabilities:UT Unemployment Tax	951.41
Payroll Liabilities:UT Withhldilng Tax	-3,782.82
Sales Commission Payable	5,460.35
Service Agreements Payable	50,917.07
UC Berkeley Phase I	26,666.68
UC Berkeley Phase II	63,300.00
Net cash provided by Operating Activities	-878,997.81
INVESTING ACTIVITIES	
Accumulated Depreciation	1,614.28
Amortization of Leasehold Imprv	440.04
Fixed Assets:Fixed Assets - Computers	4,252.77
Net cash provided by Investing Activities	6,307.09
FINANCING ACTIVITIES	
Accrued Interest Payable	81,800.00
Note Payable - Others	245,000.00
Notes Payable- Spire Global Inc	15,000.00
UC Berkeley Phase III	66,320.00
Common Stock	2,040.62
Common Stock - Pending	390,000.00
Net cash provided by Financing Activities	800,160.62
Net cash increase for period	-72,530.10
Cash at beginning of period	87,364.70
Cash at end of period	**14,834.60**

Exhibit B
Company Summary



Company: Because Learning

Market: Education Technology

Product: STEM-based labs, experiments, and activities for K-12 students

Company Highlights

- Lessons and sensor kits are used in 30 countries and 400 schools around the world
- Students can conduct experiments in space through Because Learning's exclusive partnership with satellite company Spire
- Two distributors signed for 2018 expansion in China
- Partners include the University of California Berkeley, the Association of Space Explorers, and satellite-powered data company Spire

COMPANY SUMMARY

Opportunity

Founded in August 2014, Because Learning's mission is to inspire students in the science, technology, engineering, and math (STEM) fields. Since then, Because Learning—formerly known as Ardusat—aims to excite kids about science through hands-on labs, experiments, and activities based on Next Generation Science Standards (NGSS) and other STEM skills. The Because Learning platform is designed to provide students and teachers online lessons and labs that pair with its high-end Arduino sensor kit to conduct experiments, analyze real-time data, and visualize real-life concepts in coding, engineering, science, technology, and math. Used in over 30 countries, Because Learning is on a mission to bring better STEM learning to students across the world. Because Learning is now seeking additional capital to fund its expansion into the fast-growing Chinese education market.

Product

For Schools

The company's NGSS-aligned curriculum spans all STEM subject levels—from elementary through higher education—and includes the Ardusat Space Program through an exclusive partnership with a satellite company in the Bay Area. Next Generation Science Standards (NGSS) are K–12 science content standards developed by states to improve science education for all students.

Because Learning provides a custom platform for teachers to run experiments, take courses, and track progress. This web-based software communicates with sensor kits given to students to track real-time experiment data. The Classroom Launch Pack includes 15 Sensor Kits and over 150 customizable lessons, with new lessons added each month. Other resources include teacher guides, student worksheets, unit videos with tips and suggestions for teaching, and professional development resources.





Quickstart

Quickstart Guide   45 mins
What is in the Because Learning Sensor Kit?

Blink   45 mins
Can you create a circuit that makes an LED light blink at different rates?

Light Show   45 mins
Can you use an Arduino sketch to

4 Lessons Total



Coding

⚡Accelerometer Warning Lights   45 mins
Can you design, build, and code a circuit that acts as a dynamic breaking system?

⚡Nightlight Engineering   45 mins
Can you make an LED light turn on when a room goes dark using a sensor?

Blink   45 mins

23 Lessons Total

OLED Display

OLED Display Default   45 mins
Restore your Arduino code that gets the OLED to behave like it did out of the box.

OLED Display Hello World   45 mins
Can you control the styling and the message that is printed out on the OLED Display using an Arduino sketch?

8 Lessons Total



Newest Experiments

Potentiometer Basics   45 mins
Can you read an analog input from a potentiometer?

Pixel Art With The OLED Display   45 mins
Can you use code to draw different shapes and pictures on the OLED?

Rollin' and Shakin' (An Exploration in Earthquake Engineering)   45 mins

6 Lessons Total



Engineering

Blink   45 mins
Can you create a circuit that makes an LED light blink at different rates?

Zombie Detector   45 mins
Can you use and interpret the data from the luminosity and ambient temperature sensor data to "detect" zombies?

Egg Drop   45 mins

25 Lessons Total



Environment and Earth Science

Greenhouse Effect   45 mins
What is the greenhouse effect and how does it impact the Earth and the Earth's systems?

Car Temperature Safety   45 mins
How long does it take a car to heat up to temperatures that are unsafe for living creatures?

The Great American Eclipse   45 mins

9 Lessons Total

For Home

For users at home, Because Learning will send new educational experiences each month that are powered by its advanced Sensor Kit. While at home, children can choose what they want to learn, then follow carefully designed lessons. Every month, five new lessons are provided to continue each child's learning. Home users also gain access to Because Learning's resource of over 150 customizable lessons.



GET YOUR KIT
CREATE AN ACCOUNT & GET YOUR KIT!
PICK YOUR PATH
GO TO ONLINE TO BECAUSELEARNING.COM/LESSONS TO GET STARTED.
TRY YOUR FIRST ACTIVITY AND MAKE AN LED BLINK.
EVERY MONTH
"NEW LESSONS AND ACTIVITIES AVAILABLE ONLINE"
ENGINEERING CHALLENGE:
CAN YOU ENGINEER A STRUCTURE THAT CAN WITHSTAND AN EARTHQUAKE?
CODING ACTIVITY:
CAN YOU MAKE A GAME CALLED PONG?

Check Out These Lesson Samples


Sciencey - Watermelon Explosion - Because Learning!


Sciencey - Zombie Detector
?
?
Zombie


Sciencey - Sunglasses
Sunglasses
Does price determine UV Protection?


Sciencey - Light Show - Because Learning!

Lessons Platform

Students that already have their own experiment hardware can access Because Learning's Lessons Platform. The Lessons Platform helps students create live data streams, analyze data using data science tools, store and publish data, and subscribe to experiments published by other students throughout the world.



Remainder of page intentionally left blank

Space Program



Through the Ardusat Space Program, students can run experiments on actual in-orbit satellites to collect real space data. Because Learning's Mission Control team will help the students design their experiments, which include: choosing sensors, collection frequencies, and locations around the globe that will deliver the kind of data professional scientists work with. The experiments will be facilitated through the company's partnership with Spire, which will provide the data collected on its satellites. With the live satellite tracker, classes will be able to monitor experiments in real-time. [See a real-time globe visualization of the current position of Spire's satellites running some of Ardusat's experiments in space.]

Use of Proceeds and Product Roadmap

Because Learning has several opportunities with partners to expand its product line in China. Because Learning has an opportunity to enter as a U.S.-based EdTech company that offers a program for both the after school programs and traditional school models. The company has signed agreements with providers that sell into both markets.

The funds from this raise will be used to support the company's expansion into China, helping set up a China-based subsidiary and hiring an in-country manager. Because Learning also plans to use the funds to grow its domestic business by investing in marketing to help generate more leads and by hiring sales people to close deals.

If the minimum $25,000 is raised, Because Learning will spend the majority of funds to hire an in-country manager for China and manufacturing of additional inventory. If the maximum $107,000 is raised, Because Learning will also spend the majority of proceeds to hire an in-country manager for China and manufacturing of additional inventory.


Amount if Minimum $25,000 Raised
$2,500
$1,000
$1,250
$1,750
$4,500
$14,000
General Marketing
Research and Development
Intermediary Fees
Manufacturing
Repayment of Debt
Hire country manager for China
Amount if Maximum $107,000 Raised
$2,000
$2,500
$5,000
$5,000
$7,490
$11,500
$25,000
$48,510
Equipment Purchases
Campaign Expenses
General Marketing
Research and Development
Intermediary Fees
Manufacturing
Repayment of Debt
Hire country manager for China

Business Model

Because Learning sells to both school and individuals.



Schools

Classroom Launch Pack: $3,700
The Classroom Launch Pack provides teachers with resources that enable their students to conduct more than 150 hands-on experiments using the Sensor Kits—15 kits included per pack. The materials help students learn the fundamentals of remote sensing, coding, and other STEM related concepts. Teachers will have support from the Because Learning Support Team and access to materials that can help implement programs in their classroom. The pack also includes a one-year subscription to the Learning platform for an entire class. Annual renewal for the platform costs $1,500.



Individuals

Monthly, quarterly, or annual subscriptions: Starting at $18 per month, the subscription includes one sensor kit and access to more than 150 lessons which cover standards-based subjects like math, science, engineering, and more.

USER TRACTION

The Because Learning lessons and sensor kits are used in 30 countries and 400 schools around the world.



Because Learning has worked with partners such as the University of California Berkeley on a National Science Foundation grant, the Association of Space Explorers to bring learning experiences to students and educators, and satellite-powered data company Spire for space-to-cloud data analytics.

  

Because Learning has also signed agreements with two distributors—Astronautic Technology and Migo Edu—for its planned 2018 expansion into China.

 

HISTORICAL FINANCIALS

In the first half of 2018, Because Learning generated approximately $138,000 in revenue. In 2017, the company generated roughly $272,000 in revenue, compared to more than $258,000 in revenue in 2016. Revenue growth flattened in 2017 as Because Learning shifted focus from a hardware-based revenue model to focus on recurring revenue. To drive this shift, the company released its eHub platform in late 2016 and started charging an annual site license fee to schools.



In the first half of 2018, cost of goods sold and operating expenses totaled approximately $16,000 and $301,000, respectively. In 2017, expenses totaled $1.01 million ~$110,000 for cost of goods sold and ~$900,000 for operating expenses). In 2016, expenses totaled almost $1.2 million (~$182,000 for cost of goods sold and ~$1.01 million for operating expenses). Payroll expenses were the primary contributor to operating expenses, generating 70%, 64%, and 66% in 2018, 2017, and 2016, respectively.



Because Learning had a net loss of close to $179,000 in the first half of 2018. In 2017, the company had a net loss of approximately $650,000. This was an improvement from 2016 when the company had a net loss of approximately $937,000.



The global education technology—EdTech—market is forecast to grow at a compound annual growth rate of 18.3%, from $17.7 billion in 2017 to $40.9 billion in 2022.[i] This growth is expected to be driven by China, where the EdTech market is expected to be supported by increasing household spending power, an undersupply of education materials, and the introduction of the two-child policy.[ii]

In the U.S., current expenditures for public K-12 schools are projected to be $611.9 billion for the 2017–2018 school year. By 2025, total expenditures for public K-12 schools are expected to increase to more than $822 billion, or $16,000 per student.[iii] U.S. schools and districts purchase an estimated $1.1 billion of STEM resources each year.[iv] According to a 2011 survey by Harris Interactive, the overwhelming majority of parents of K–12 students (93%) believe that STEM education should be a priority in the U.S. and half of parents would like to see their children pursue a STEM career. However, approximately only half of parents agree that STEM education is actually a top priority for the country.[v]

In the first half of 2018, U.S.-based EdTech startups raised $739 million in venture capital across 62 deals. Year to date as of June 2018, there have been at least 30 U.S. EdTech acquisitions.[vi] In all of 2017, EdTech startups raised over $1.2 billion across 126 deals. Of those, $753 million was invested in U.S. companies that were focused on the K-12 market. Curriculum-based companies which develop products that help educators teach concepts and skills—received over $400 million in funding in 2017.[vii]



Deal volume and funding total, 2011-2018 (thru June)

U.S. education technology companies

Funding total ($) ● Deal volume (#)

EdSurge

Because Learning plans to expand into the Chinese market. In the first half of 2018, China-based EdTech ventures raised $2.22 billion across 270 deals, compared to $2.28 billion across 251 deals in all of 2017. For the first half of 2018, language-related startups received the largest amount of investments, followed by K-12 with $482 million in total investments.[viii]

Higher Valuation and More Investment in 2018H1





Source: JMDedu

LEGO: LEGO Education offers solutions in humanities, language arts, and STEM for teachers and students in preschool, elementary, and middle school. For elementary school students, the LEGO Education WeDo 2.0 provides STEM education through a combination of the LEGO brick, classroom-friendly software, and engaging, standards-based projects. The WeDo 2.0 curriculum pack is built on Next Generation Science Standards and delivers key science content to second through fourth grade students. The WeDo 2.0 Core Set—designed for two students—costs $189.95.[ix] For middle school-level STEM education, the LEGO MINDSTORMS Education EV3 robotics solutions provides lesson planning, assessment, professional development, and other supportive resources. The LEGO MINDSTORMS Education EV3 Core Set—designed for two students—costs $411.95.[x]

littleBits: Founded in 2011 in New York, littleBits is a platform of electronic building blocks that gives users the ability to invent and design their own electric-powered devices. The easy-to-use electronic building blocks allow users to invent anything from a remote-controlled car to a smart home device. The "Bits" snap together with magnets without the need for soldering, wiring, or programming.[xi] The STEAM (Science, Technology, Engineering, Arts, and Math) student set—designed for one to three students—costs $299.95. The set comes with a 72-page invention guide, 19 different parts, and 49 accessories to help in the creation process. The STEAM Education Class Pack—designed for three to 18 students—costs $1,799.95 and includes six student sets.[xii] In June 2015, the company closed a $44.2 million Series B round led by DFJ Growth, bringing total funding to $59.8 million.[xiii]

Raspberry Pi Foundation: Founded in 2009, The Raspberry Pi Foundation builds affordable and accessible pocket-sized PCs that promote coding. The Raspberry Pi is a credit card-sized computer that can be used to learn programming through engaging and practical projects. The foundation provides learning resources and projects that help beginners to advanced users learn about computing and digital making. Raspberry Pi also works with third-party partners to develop cross-curricular, educational programs and competitions. The standalone Raspberry PI 3 Model B+ is priced at $35.[xiv] The starter kit includes the Raspberry Pi 3 Model B+, Micro SD Card, power supply, HDMI cable, a case, and an education book, and is available for $79.99 on Amazon.[xv]

SparkFun: Founded in 2003, SparkFun is an online retailer that sells open-source hardware for electronic prototypes and projects, and offers customers a catalog with over 2,000 components and widgets.[xvi] The company has designed a suite of materials specifically for use in the classroom, ranging from all-inclusive kits to 3D printers, to boards and other components. SparksFun's Education Department creates curriculum and resources that use hands-on learning tools to help students develop skills such as critical thinking, collaboration, communication, problem solving, and invention. The company also provides professional development workshops for teachers and administrators. In 2014, SparkFun generated just over $30 million in annual revenue.[xvii]

DreamUp: DreamUp is a Public Benefits Corporation founded in 2015 with the mission to make space-based research and projects available to all students from primary to post-doctorate education levels. Through NanoRacks—a private company that develops products and offers services for the commercial utilization of space—DreamUp provides a platform for student project teams to crowdsource the required funds to fly their experiments to the International Space Station (ISS). Basic student opportunities start at $15,000 and advanced hardware operations start at $100,000.[xviii] DreamUp also offers free curriculums to encourage STEM learning. To date they have engaged more than 85,000 students and launched 375 experiments to space.[xix]

EXECUTIVE TEAM



Sunny Washington, Co-Founder and CEO: Sunny has spent more than 15 years working in the EdTech industry, most recently coming from Instructure—which went public in 2015—where she was one of its early employees. During her time at Instructure, she assisted in building the sales, business development, account management, and marketing teams. Prior to Instructure, Sunny worked as a program manager for Certiport, a company that builds certification products for Microsoft, Adobe, and other software providers. During her time at Certiport, she launched a digital literacy certification program that was used in over 80 countries. Certiport was later acquired by Pearson.



Kevin Cocco, Co-Founder and CIO: Prior to Because Learning, Kevin was the founder of SproutLoop, a development and consulting company based in Salt Lake City, Utah. He formerly was the VP of IT at the Professional Education Institute (PEI) where he led development of the Interactive training platform, marketing, and analytics technologies. Prior to PEI, he worked at Discover Card for 12 years where he held several positions and helped lead the infrastructure and development teams that provided analytics and business automation solutions across the company's national operations centers. Kevin holds a BS Degree in Computer Science from Western Illinois University.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $2,000,000
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of a series of non-voting preferred stock, at the price per share of the new preferred stock sold in the equity financing, or a valuation cap of $2,000,000, whichever results in a lower conversion price. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

PR Newsire: Ardusat Rebrands as Because Learning, Expands Curriculum and Adds Subscription Model for Educators and Consumers
Tutorful: The 90 Hottest EdTech Tools According to Education Experts (Updated For 2018)
THE Journal: Open STEM Platform Expands Curriculum, Technology and Professional Development Content
KSL.com: Utah entrepreneur getting kids fired up about space science
EdSurge: Ardusat Launches Kids' Science Experiments on Space Odyssey

---

[i] https://www.researchandmarkets.com/research/6qqsbp/growth?w=4
[ii] https://www.scmp.com/business/companies/article/2109612/chinas-online-education-market-grow-20pc-annually-bolstered-new
[iii] http://nces.ed.gov/programs/digest/d15/tables/dt15_236.15.asp
[iv] https://www.simbainformation.com/Science-Stem-Grades-9588058/
[v] https://news.microsoft.com/download/archived/presskits/citizenship/docs/STEMPerceptionsReport.pdf
[vi] https://www.edsurge.com/news/2018-07-16-2018-halftime-ka-ching-report-u-s-edtech-raises-739m-in-venture-funding
[vii] https://www.edsurge.com/news/2017-12-19-fewer-deals-more-money-u-s-edtech-funding-rebounds-with-1-2-billion-in-2017
[viii] https://medium.com/@EdtechChina/china-ed-tech-raised-2-22-billion-usd-in-2018h1-ec63c8e284d4
[ix] https://education.lego.com/en-us/products/lego-education-wedo-2-0-core-set/45300
[x] https://education.lego.com/en-us/products/lego-mindstorms-education-ev3-core-set-/5003400
[xi] http://littlebits.cc/how-it-works
[xii] http://littlebits.cc/education
[xiii] https://techcrunch.com/2015/06/25/littlebits-raises-big-44-2-million-round/
[xiv] https://www.alliedelec.com/raspberry-pi-raspberry-pi-3-model-b-/71131895/?src=raspberrypi
[xv] http://comicbook.com/gaming/2018/03/19/raspberry-pi-3-bplus-starter-kits/
[xvi] https://www.sparkfun.com/static/about
[xvii] http://www.builtincolorado.com/blog/boulder-s-sparkfun-sparking-creativity-making-electronics-fun
[xviii] http://nanoracks.com/markets/educational/
[xix] http://www.dreamup.org/

Exhibit C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Because Learning
1318 East Bent Pine CV
Draper, Utah 84020

Ladies and Gentlemen:

The undersigned understands that Because Learning, a Corporation organized under the laws of Utah (the "Company"), is offering up to $107,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated August 15, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on September 28, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Kentucky, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Kentucky, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Utah, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1318 East Bent Pine CV Draper, Utah 84020 Attention: Sunny Washington
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Because Learning, Inc.
By_____ Name: Title:

Exhibit D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Because Learning, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Because Learning, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in First Democracy VC LLC's (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $2 million.

The "**Offering End Date**" is September 28, 2018.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the

entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and

nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or First Democracy VC, LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

7. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

Exhibit E

Company Pitch Deck



Because Learning seeks to bring exciting hands-on science, technology, engineering, and math lessons to classrooms and homes.

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

Students Are NOT Prepared

Estimated that **65%** of students will be employed in jobs that don't exist yet.

Source: http://reports.weforum.org/future-of-jobs-2016/chapter-1-the-future-of-jobs-and-skills/#view/fn-1

We Believe Traditional School Science Programs Are Not Effective

- Increasing emphasis on science
- Schools are moving to Next Generation Science Standards and are completely changing how science is taught (1)
- Can be difficult for teachers to find good content that is mapped to new mandated science standards



(1) https://www.nextgenscience.org/resources/science-teachers-learning-enhancing-opportunities-creating-...

What We Do - Platform





Sea Turtles and Magnetic Fields

Can You Use a Magnetic Field to Navigate Like a Sea Turtle?

EDIT   COPY   ASSIGN

- Real-world science, math, engineering, and coding content for K-12
- Designed to teach the process of scientific discovery through collection of real-time sensor data

- Github for lessons - teachers can create, fork, personalize lessons, and share with community
- 150+ lessons on the platform - new content releases each month

What We Do - Engagement



Allow students to be hands-on using a kit that supplies real scientific tools.



Engage students through problem solving, understanding data, and critical thinking.

Customer Acquisition



Teachers and Parents
- Monthly subscription model starting at $18 a month
- Online sales



School/District
- Site license
- Direct sales team



International Expansion
- In-country distribution partners for international expansion
- Middle East and China set up

Market Size



93% of parents of K–12 students believe that STEM education should be a priority in the U.S. (1)



U.S. schools and districts purchase $1.1 billion of STEM resources. (2)



The Global EdTech Market expected to be worth over $41 billion by 2022. (3)

(1) https://news.microsoft.com/download/archived/presskits/citizenship/docs/STEMPerceptionsReport.pdf
(2) https://news.microsoft.com/download/archived/presskits/citizenship/docs/STEMPerceptionsReport.pdf
(3) https://www.researchandmarkets.com/research/6qqsbp/growth?w=4

China Expansion

Demand for STEM programs is growing in China. The Chinese government is on track to spend up to $30 billion in edtech startups by 2020.



- Two distributors signed for China expansion in 2018
- Guaranteed revenue targets from partners



一米智联

Signed partner - January 2018

航天创客(北京)科技有限公司

Aerospace Maker (beijing) Technology Co.,ltd.

Signed partner - January 2018

Source: https://technode.com/2017/02/08/china-edtech-growth/

STEM Landscape







- More about fun vs. learning
- Expensive toys
- Designed primarily for younger kids
- Hard for schools
- Missing online lesson platform

- Educational
- Boring
- Lack of hands-on (simulations)
- Cool and fun factor missing
- Not preparing students for the future

Company History



August 2014 - Launched Ardusat with the mission to give students access to space with partner, Spire Global.



January 2015 - Raised $1 million seed round.



August 2016 - Released online content platform for K-12 STEM content.



January 2017 - Closed $780,000 round with Royal Street Ventures.



September 2017 - Rebranded as Because Learning and launched a new subscription model. Expanded offerings beyond space.



2017 winner of the best STEM resource for schools.

Source: https://edtechdigest.com/2017-entry-form/

Our Key Milestones Today



Platform
- 40,000+ users
- 93% retention on platform sales

Customers
- 400+ schools
- Sales from 30 countries
- Distribution partners in China and Middle East
- $825K+ in total bookings
- 90+ subscriptions

















SALT LAKE CITY SCHOOL DISTRICT *Your Best Choice*

SANTA ROSA COUNTY DISTRICT SCHOOLS

pcsd PARK CITY SCHOOL DISTRICT

School District of OSCEOLA COUNTY FLORIDA

HOUSTON INDEPENDENT SCHOOL DISTRICT

PERRIS UNION HIGH SCHOOL DISTRICT

THE LAWRENCE HALL OF SCIENCE

iLEAD — FREE TO THINK. INSPIRED TO LEAD. — SERVING GRADES K-12 — ILEADSCHOOLS.ORG

Hillsborough County PUBLIC SCHOOLS Preparing Students for Life

Financials



- Raised a total of $1.8 million through angel investors and institutional capital
- Notable investors include:
    - Fresco Capital
    - Royal Street Ventures
    - Spire Global
    - Buzz Waterhouse, CEO of McGraw Hill
    - Brian Whitmer, Co-founder of Instructure

Future Expansion Plans

- Establish a global distribution network starting with China and the Middle East
- Leverage lesson platform to deliver other partner's content
- Use interoperability standards to integrate other systems into the platform for easy access and distribution

Team



Sunny Washington, CEO and Co-founder. 15 years in edtech, Certiport (acquired by Pearson) and Instructure (IPO).



Lindsey Henderson, Learning Content Manager. 10 years math and science teacher, East High School and Zaniac.



Kevin Cocco, CIO and Co-founder. 20 years in tech, Discover Card and Professional Education Institute.



Alex Boyd, Software Engineer. 10 years in development, Instructure, Fusion.io.

Investors













Thank You!

Exhibit F
Video Transcript

Spoken Dialogue	Visual
STEM is a curriculum based on the idea of educating students in four specific disciplines — science, technology, engineering and mathematics — in an interdisciplinary and applied approach.	STEM is a curriculum based on the idea of educating students in four specific disciplines — science, technology, engineering and mathematics — in an interdisciplinary and applied approach. STEM job growth: 17% Other occupations: 9.8% Source: US Department of Commerce
STEM prepares students for modern challenges and helps teachers to build curricula and keep students engaged.	STEM prepares students for modern challenges and helps teachers to build curricula and keep students engaged. Source: US Department of Commerce
Despite the need for quality EdTech resources, teachers report a frustrating lack of effective STEM education resources. Because Learning aims to change this.	
Founded in 2014, Because Learning is an established edtech company with a global presence. Our lessons and sensor kits are used in over 30 countries, and thousands of students around the world have experienced our standards-based STEM learning resources.	
Our lessons are fun and engaging. But they're also carefully designed to provide deep, meaningful STEM education.	
Each of our 150+ Lessons is based in real STEM standards. And our Lesson Guides provide a flexible framework for educators	
Kevin Reeve, co-founder of Logan's Cache Makers, a STEM learning club for middle and high school students, said, " Reading about science and technology and computer science isn't going to get our kids where they need to be in our tech economy. … Implementing fun and engaging hands-on learning is the key."	
This is particularly relevant in China, where	20% Annual Growth

new technologies are pushing China's online education market to grow 20 percent annually, and after-school tutoring in China will grow from $50 billion to $90 billion in the next few years.	$50 Billion to $90 Billion After School Tutoring Growth Sources at the bottom of the screen: 1. https://www.scmp.com/business/companies/article/2109612/chinas-online-education-market-grow-20pc-annually-bolstered-new 2. http://edtechreview.in/trends-insights/insights/2544-asia-edtech-companies-accelerators
To meet a growing global need, Because Learning is expanding into the Chinese EdTech market.	
We've already secured signed distribution agreements with partners in China, including top after-school education programs.	
Now, we're seeking funding to help accelerate our expansion into this promising market.	
Our goal is to achieve our expansion and revenue growth goals faster, helping bring better STEM learning to students around the world.	
By investing in our project, you'll be supporting real STEM learning designed to prepare the next generation of scientists, engineers, programmers, and other STEM professionals.	
Check out our project page to learn more and invest today.	